NEWS RELEASE

PARAMOUNT ENERGY TRUST CONFIRMS JUNE DISTRIBUTION AND EXTENDS OFFER FOR PROFOUND

Calgary, AB – June 15, 2009 - Paramount Energy Trust (“PET” or the “Trust”) is pleased to confirm that its distribution to be paid on July 15, 2009 in respect of income received by PET for the month of June 2009, for Unitholders of record on June 30, 2009, will be $0.05 per Trust Unit.  The ex-distribution date is June 26, 2009.  The June distribution brings cumulative distributions paid since the inception of the Trust to $13.464 per Trust Unit.

Extension of Profound Offer

On April 24, 2009, 1463072 Alberta Ltd., an indirect wholly-owned subsidiary of PET, mailed a take-over bid circular and offer (the "Offer") to shareholders of Profound Energy Inc. (“Profound”).  On June 1, 2009, the initial expiry date of the Offer, the Offer was extended to 8:00 a.m. (Calgary time) on June 15, 2009 (the "Expiry Time").  As at the Expiry Time, approximately 56.8% of the outstanding common shares of Profound (the "Common Shares"), including Common Shares issuable on exercise of outstanding stock options, had been tendered to the Offer or acquired by PET through market purchases as contemplated by the Offer. In addition, PET owns special warrants (the “Special Warrants’) to acquire 9,224,310 Common Shares  Each special warrant is convertible into one Common Share, subject to adjustment. Common Shares tendered to the Offer in combination with Common Shares currently owned by PET and its subsidiaries and Common Shares that would be owned by PET upon conversion of the Special Warrants represent approximately 65.2% of the Common Shares on a fully diluted basis.    As the minimum tender condition, being 66 2/3% of the Common Shares outstanding on a fully-diluted basis has not been satisfied, PET has extended the expiry time of the Offer to 8:00 a.m. (Calgary Time) on June 29, 2009, to allow Profound shareholders an additional opportunity to tender their Common Shares to the Offer.  A notice of extension will be mailed to Profound shareholders.

In the event the conditions to the Offer are satisfied at 8:00 a.m. (Calgary time) on June 29, 2009, PET intends to take up and pay that day for all deposited Common Shares.  To the extent that PET takes up and pays for Common shares under the offer by June 30, 2009 and Profound shareholders thereby become Unitholders of record of PET by June 30 2009, through electing to receive PET Trust Units and/or through proration under the Offer, such Profound shareholders will become eligible to receive the June distribution payable on July 15, 2009 on the PET Trust Units. Assuming that either all Profound shareholders tendered to the Cash Alternative under the Offer or all Profound shareholders tendered to the Unit Alternative under the Offer, and based on the maximum cash permitted, the Maximum Unit Consideration and Profound's in-the-money Options, each Profound shareholder would be entitled to receive approximately $0.395 in cash and approximately 0.278 of a PET Trust Unit for each Common Share tendered This would result in depositing Profound shareholders receiving a distribution on their PET Trust Units for the month of June equivalent to approximately $0.0139 per Profound Common Share. PET’s closing price on Friday, June 12, 2009 of $4.90 per Unit equates to an equivalent market price for Profound shares of $1.76 per share, representing a premium of 171% from the Profound share price immediately prior to the announcement of the Offer on March 31, 2009 of $0.65 per Common Share.

 Shareholders of Profound and other investors are urged to read the take-over bid circular, the related directors' circular and the notice of extension.  These documents, as well as any amendments and supplements to them and any other relevant document filed or to be filed with Canadian securities regulatory authorities contain important information.

PET has retained Kingsdale Shareholder Services Inc. as information agent for the Offer.  Shareholders may obtain a copy of the take-over bid circular, the related letter of transmittal and election form, notice of guaranteed delivery, the directors' circular and certain other offer documents at www.sedar.com.  In addition, any questions or requests for assistance or further information on how to tender common shares to the Offer, may be directed to and copies of the above referenced documents may be obtained by contacting the information agent at 1-888-518-6554 or by email at contactus@kingsdaleshareholder.com.

DRIP Participation

The Trust also confirms that there will continue to be no Trust Units available under its Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP”) for the June 2009 distribution and until further notice.  Unitholders that had elected to participate in the DRIP in the past and were currently enrolled will receive cash distributions on the payment date.  Should the Trust elect to reinstate the DRIP, Unitholders that were enrolled at suspension and remain enrolled at reinstatement will automatically resume participation in the DRIP.  PET's distribution policy remains unchanged.

Hedging Update

Natural gas prices continue to be highly volatile.  PET closely monitors the market drivers with respect to natural gas prices and will continue to proactively manage the Trust’s forward price exposure to mitigate risk.  Financial and physical forward sales arrangements (net of related financial and physical fixed-price natural gas purchase contracts) at the AECO and NYMEX trading hubs as at June 11, 2009 are as follows:

Type of Contract	Volumes at AECO (GJ/d)	% of 2009 Forecast Production(3)	Price ($/GJ)(1)	Current Forward Price ($/GJ)(2)	Term
Financial	112,500		4.17		July – October 2009
Period Total	112,500	60	4.17	3.55	July – October 2009
Financial	110,000		7.89		November 2009 – March 2010
Period Total	110,000	59	7.89	5.63	November 2009 – March 2010
Financial	107,500		7.24		April – October 2010
Period Total	107,500	58	7.24	5.84	April – October 2010
Physical	10,000		7.75		November 2010 – March 2011
Financial	107,500		7.78	7.00	November 2010 – March 2011
Period Total	117,500	63	7.77		November 2010 – March 2011
Financial	30,000		6.47
Period Total	30,000	16	6.47	6.64	April – October 2011

The Trust also has fixed price sales contracts at the NYMEX trading hub fro the month of August totaling 15,000 MMBTU/d at an average price of $3.95 per MMBTU, and contracts at the AECO trading hub for the month of October totaling 15,000 GJ/d at an average price of $3.73 per GJ.

Type of Contract	Volumes at AECO (GJ/d)	% of 2009 Forecast Production(3)	Strike Price ($/GJ)(1)	Current Forward Price ($/GJ)(2)	Term
Sold Call	5,000	3	8.50	5.63	November 2009 – March 2010
Sold Call	20,000	11	7.25	6.00	January-December 2010
Sold Call	5,000	3	7.75	5.84	April – October 2010
Sold Call	12,500	6	9.00	7.00	November 2010 – March 2011

(1)

Weighted average prices are calculated by netting the volumes of the lowest-priced financial and physical sold/bought contracts together and measuring the net volume at the weighted average "sold" price for the remaining financial and physical contracts.

(2)

Average AECO forward price for July through December 2009 as at June 12 is $3.65 per GJ.

(3)

Calculated using 188,000 GJ/d and includes actual and gas over bitumen deemed projected production volumes.

At current AECO forward prices of $3.65 per GJ for the remainder of 2009, the Trust’s current monthly distribution level and capital expenditure program can be funded completely through funds flow. Incorporating PET's current hedging portfolio and forward natural gas prices into the Trust's production, adjusted for the production curtailments described above, operations and funds flow projections, the current level of distribution represents a payout ratio of approximately 39 percent for 2009.  PET reviews distributions on a monthly basis.  The Trust continues to focus on what we believe is a sustainable distribution model that balances short term cash returns to our Unitholders and long term value creation through capital reinvestment.  PET reviews distributions on a monthly basis.  Future distributions are subject to change as dictated by commodity price markets, operations and future business development opportunities.

Production Curtailments

With the significant downturn in natural gas prices, PET has undertaken a detailed analysis of the economic attributes of all of its properties in order to identify opportunities to preserve value through voluntary production curtailments. In certain cases properties are generating minimal cash flows and there is an expected gain in present value through the deferral of production until prices stabilize. Production deferral has the additional benefit of preserving reserves and the related lending value under the Trust’s bank credit facility. Not all properties are suitable candidates for temporary shut-in due to operational considerations, amount of fixed operating costs, processing, joint venture and transportation arrangements. The Trust currently has or will soon have approximately 15 MMcf/d of production temporarily shut-in. PET will continue to monitor market conditions but assuming that the shut-in persists through October the Trust’s estimate of 2009 average production would be reduced to approximately 160 MMcf/d.

Forward-Looking Information

Certain information regarding PET in this news release including management's assessment of future plans and operations  may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with gas exploration, development, exploitation, production, marketing and transportation, changes to the proposed royalty regime prior to implementation and thereafter, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, delays in projects and/or operations resulting from surface conditions, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Readers are cautioned that the forgoing list of factors is not exhaustive.  Additional information on these and other factors that could affect PET's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at PET's website (www.paramountenergy.com).  Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and PET does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and non-GAAP Measures” section of management’s discussion and analysis.

PET is a natural gas-focused Canadian energy trust.  PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN” and “PMT.DB”, “PMT.DB.A”, “PMT.DB.B” and “PMT.DB.C”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW  Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-4444

Email:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor